Filed by Evoqua Water Technologies Corp.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

Xylem combination with Evoqua

Master Q&A for Candidates

1.	What has been announced?

•

Xylem Inc., a leading global water technology company, and Evoqua, a leading provider of treatment solutions and services, announced they have entered into a definitive agreement under which Xylem will acquire Evoqua in an all-stock transaction.

2.	Who is Xylem?

•

Xylem (XYL) is a leading global water technology company committed to solving critical water and infrastructure challenges with innovation. Its 17,000 diverse employees delivered revenue of $5.2 billion in 2021.

•	Xylem’s vision is to create a world where water is no longer a constraint to health, prosperity, or sustainable development.

•	It helps customers to optimize water and resource management and helps communities in more than 150 countries become water secure

Evoqua Candidates

1.	What does the acquisition mean?

•	The combination of Xylem and Evoqua creates a transformative opportunity to solve water issues at the scale required to address the critical environmental and climate change challenges.

•	The deal will create substantial growth and development opportunities that will benefit colleagues at both companies.

•

Combined, we will be uniquely positioned to deliver greater impact for both Evoqua customers and Xylem customers. And we will create greater value for our shareholders and the communities we and our customers serve.

•

It is important to note that for now, it remains business as usual. Xylem and Evoqua will continue to operate as two separate, independent organizations. Your work will not change because of this announcement and your dedication to serving our customers is more important than ever.

•	More information will be shared in the coming weeks as we continue to move through the process.

2.	Why would I want to join an organization that is going through an integration?

•	The combination of Xylem and Evoqua allows the combined organization to deliver more to our customers

•	Xylem and Evoqua have very limited product and services overlap. The combination of our portfolio is very complementary.

•

In addition to being purpose-driven and in the water sector, both companies recognize the importance of talent and are committed to putting people first. This will influence the combined company’s approach to people strategies, including diversity, equity and inclusion, empowerment and customer and community focus.

3.	Why should I join if I am a Service Professional?

•

Xylem is very excited about the AQUApro Branding and career pathing the Evoqua team has put together for our Service Professionals. AQUApro’s will be essential in delivering to our customers in the future.

4.	How do Evoqua’s and Xylem’s benefits compare?

•

There are no changes as a result of the announcement. More detail will be provided over time regarding specific benefit and compensation programs. Both Xylem & Evoqua have competitively benchmarked benefits and compensation programs.

•

Xylem does not have a profit-sharing component but has a very similar overall offering. Xylem provides a core contribution of 3% of annual cash compensation which is paid regardless of whether or not the eligible employee makes a contribution. It is not dependent on company performance. On top of the core contribution, Xylem provides a 50% match of the first 6% of an eligible employee’s contribution.

5.	What does PTO look like with Xylem?

•

Your vacation allowance and schedule will not change for 2023. Xylem offers flexible time off for exempt employees in the US and Canada and does not track vacation allowance. For non-exempt employees, Xylem has a competitive paid time off program.

********************

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem Inc.’s (“Xylem”) and Evoqua Water Technologies Corp.’s (“Evoqua”) experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this document are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, Xylem intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. Each of Xylem and Evoqua also plan to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 25, 2022. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.